UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)1

Forward Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

349862300
(CUSIP Number)

Frank LaGrange Johnson,
570 Lexington Avenue, 27th Floor
New York, New York 10022
(212) 993-7057
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL ADMINISTRATION, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON FRANK LAGRANGE JOHNSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 202,855*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 202,855*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,855*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON IN

 *Mr. Johnson is the beneficial owner of 76,335 shares of the Issuer’s Convertible Preferred Stock which are currently convertible into 81,520 Shares. In addition, Mr. Johnson is the beneficial owner of a warrant to purchase 76,335 Shares. Finally, Mr. Johnson is the beneficial owner of 15,000 restricted Shares and options to purchase 30,000 Shares. As a result, Mr. Johnson may be deemed to beneficially own 2.4% of the Shares on an as-converted and fully diluted basis.

CUSIP NO. 349862300

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth and will constitute an exit filing for each of the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Effective February 18, 2014, Capital Partners redeemed certain interests in Capital Partners owned by certain of its limited partners. In connection with such redemption, Capital Partners made a distribution in kind in the aggregate amount of 38,789 Shares to such limited partners.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 8,195,808 Shares outstanding as of February 13, 2014, which is the total number of Shares outstanding as reflected in the Issuer’s books and records.

As of the close of business on February 20, 2014, Capital Partners and Capital Partners Offshore Fund ceased to beneficially own any Shares. As of the close of business on February 21, 2014, Capital Administration ceased to beneficially own any Shares.

As a result of Capital Partners and Capital Partners Offshore Fund ceasing to beneficially own any Shares, Capital Management, Capital Administration and Frank LaGrange Johnson ceased to beneficially own the Shares previously owned by such entities.

Mr. Johnson is the beneficial owner of 76,335 shares of the Issuer’s Convertible Preferred Stock which are currently convertible into 81,520 Shares. In addition, Mr. Johnson is the beneficial owner of a warrant (currently exercisable) to purchase 76,335 Shares. Finally, Mr. Johnson is the beneficial owner of 15,000 restricted Shares and options (currently exercisable) to purchase 30,000 Shares. As a result, Mr. Johnson may be deemed to beneficially own approximately 2.4% of the Shares on an as-converted and fully diluted basis. As of the close of business on February 20, 2014, Mr. Johnson ceased to beneficially own more than five percent of the Issuer’s Shares.

Item 5(c) is hereby amended to add the following:

(c) Schedule A annexed hereto lists all other transactions in securities of the Issuer during the past 60 days by the Reporting Persons.

Item 5(e) is hereby amended to add the following:

(e) As of February 20, 2014, the Reporting Persons ceased to beneficially own more than five percent of the Issuer’s Shares. Accordingly, this Amendment No. 10 constitutes an exit filing for the Reporting Persons.

CUSIP NO. 349862300

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 24, 2014	LaGrange Capital Partners, L.P.

	By:	LaGrange Capital Management, L.L.C. its General Partner

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Management, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Partners Offshore Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C. its Investment Manager

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Capital Administration, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

/s/ Frank LaGrange Johnson
FRANK LAGRANGE JOHNSON

CUSIP NO. 349862300

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Class of Security	Quantity (Sold/Disposed)	Price Per Share ($)	Date of Sale

LAGRANGE CAPITAL PARTNERS, L.P.*

Common Stock	(38,789)	Distribution in kind	2/18/2014
Common Stock	(241,274)	$1.7002	2/19/2014
Common Stock	(33,137)	$1.7011	2/20/2014

LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.

Common Stock	(26,808)	$1.7002	2/19/2014
Common Stock	(67,562)	$1.7011	2/20/2014

LAGRANGE CAPITAL ADMINISTRATION, L.L.C.*

Common Stock	(1)	$1.70	2/20/2014
Common Stock	(1,000)	$1.71	2/20/2014
Common Stock	(1,000)	$1.70	2/20/2014
Common Stock	(8,999)	$1.72	2/20/2014
Common Stock	(2,601)	$1.72	2/20/2014
Common Stock	(11,258)	$1.68	2/20/2014
Common Stock	(100)	$1.68	2/20/2014
Common Stock	(5,000)	$1.68	2/20/2014
Common Stock	(600)	$1.66	2/20/2014
Common Stock	(5,500)	$1.66	2/20/2014
Common Stock	(6,200)	$1.65	2/20/2014
Common Stock	(100)	$1.65	2/20/2014
Common Stock	(5,400)	$1.65	2/20/2014
Common Stock	(1,600)	$1.64	2/20/2014
Common Stock	(6,000)	$1.63	2/20/2014
Common Stock	(1,000)	$1.64	2/20/2014
Common Stock	(100)	$1.64	2/20/2014
Common Stock	(4,000)	$1.63	2/20/2014
Common Stock	(208)	$1.64	2/20/2014
Common Stock	(400)	$1.62	2/20/2014
Common Stock	(10,900)	$1.61	2/20/2014
Common Stock	(8)	$1.61	2/20/2014
Common Stock	(20,000)	$1.61	2/21/2014
Common Stock	(12,080)	$1.60	2/21/2014
Common Stock	(5,000)	$1.60	2/21/2014
Common Stock	(7,700)	$1.55	2/21/2014
Common Stock	(3,523)	$1.54	2/21/2014

*   On February 18, 2014, Capital Partners transferred 120,278 Shares to Capital Administration in connection with internal structuring matters.